UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

Exhibit 99.1	First quarter 2018 results (April 26, 2018)

Exhibit 99.2	Disclosure of trading in own shares (May 3, 2018)

Exhibit 99.3	Foz do Amazonas: Total’s statement (May 4, 2018)

Exhibit 99.4	Haiti: Total Sells Its Retail Business (May 9, 2018)

Exhibit 99.5	USA: Total to Make Significant Equity Investment in Clean Energy Fuels Corp. and Drive Deployment of Natural Gas Heavy-Duty Trucks (May 10, 2018)

Exhibit 99.6	Disclosure of trading in own shares (May 10, 2018)

Exhibit 99.7	Algeria: Total strengthens its cooperation with Sonatrach and launches the engineering studies for a petrochemical project in Arzew (May 11, 2018)

Exhibit 99.8	Total Signs An Agreement In View Of Developing An Integrated Gas Project In The Sultanate Of Oman (May 13, 2018)

Exhibit 99.9	US withdrawal from the JCPOA: Total’s position related to the South Pars 11 project in Iran (May 16, 2018)

Exhibit 99.10	Total Will Responsibly Diversify the La Mède Biorefinery’s Feedstock (May 16, 2018)

Exhibit 99.11	Disclosure of trading in own shares (May 17, 2018)

Exhibit 99.12	Russia: Total expands partnership with Novatek through Arctic LNG 2 project (May 24, 2018)

Exhibit 99.13	Disclosure of trading in own shares (May 24, 2018)

Exhibit 99.14	Total and Sonangol Strengthen Their Cooperation in Angola (May 28, 2018)

Exhibit 99.15	Angola: Total Launches Zinia 2 Development in Deep Offshore Block 17 (May 28, 2018)

EXHIBIT INDEX

Exhibit 99.1	First quarter 2018 results (April 26, 2018)

Exhibit 99.2	Disclosure of trading in own shares (May 3, 2018)

Exhibit 99.3	Foz do Amazonas: Total’s statement (May 4, 2018)

Exhibit 99.4	Haiti: Total Sells Its Retail Business (May 9, 2018)

Exhibit 99.5	USA: Total to Make Significant Equity Investment in Clean Energy Fuels Corp. and Drive Deployment of Natural Gas Heavy-Duty Trucks (May 10, 2018)

Exhibit 99.6	Disclosure of trading in own shares (May 10, 2018)

Exhibit 99.7	Algeria: Total strengthens its cooperation with Sonatrach and launches the engineering studies for a petrochemical project in Arzew (May 11, 2018)

Exhibit 99.8	Total Signs An Agreement In View Of Developing An Integrated Gas Project In The Sultanate Of Oman (May 13, 2018)

Exhibit 99.9	US withdrawal from the JCPOA: Total’s position related to the South Pars 11 project in Iran (May 16, 2018)

Exhibit 99.10	Total Will Responsibly Diversify the La Mède Biorefinery’s Feedstock (May 16, 2018)

Exhibit 99.11	Disclosure of trading in own shares (May 17, 2018)

Exhibit 99.12	Russia: Total expands partnership with Novatek through Arctic LNG 2 project (May 24, 2018)

Exhibit 99.13	Disclosure of trading in own shares (May 24, 2018)

Exhibit 99.14	Total and Sonangol Strengthen Their Cooperation in Angola (May 28, 2018)

Exhibit 99.15	Angola: Total Launches Zinia 2 Development in Deep Offshore Block 17 (May 28, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 1, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer